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                                                               EXHIBIT (a)(1)(O)


PATRICK J. HAVERON, CPA
EXECUTIVE VICE PRESIDENT - CHIEF EXECUTIVE OFFICER
PRESERVER GROUP, INC.
95 ROUTE 17 SOUTH
PARAMUS, NJ 07653
201-291-2112
E-MAIL: phaveron@preserver.com

                      PRESERVER GROUP ANNOUNCES COMPLETION
                      AND RESULTS OF ITS CASH TENDER OFFER

      PARAMUS, NEW JERSEY, February 28, 2002 - Preserver Group, Inc. (formerly Motor Club of America) (NASDAQ: PRES) ("Company") today announced the completion of its cash tender offer for the outstanding shares of common stock of Preserver Group, Inc. The tender offer expired at 5:00 p.m., New York City time, on Thursday, February 28, 2002.

      The Company has accepted for purchase all shares validly tendered in the offer at the price of $7.75 per share in cash. Based on preliminary information provided by First Union National Bank, the tendering agent for the tender offer, 700,200 shares of the Company's common stock were validly tendered and not withdrawn as of 5:00 p.m., New York City time, on February 28, 2002, all of which tendered shares were accepted by the Company. Payment for shares tendered in the offer and accepted will be made as promptly as practicable. The tendered shares, together with the 1,022,870 shares held by the members of the Executive Committee of the Company's Board of Directors and their affiliates, which shares were not tendered in the offer, represent approximately 81% of the Company's outstanding shares.

      As previously announced, the remaining shares of the common stock of the Company held by the public will be acquired through a merger between the Company and an affiliate of the Executive Committee in which each such share of the Company's common stock will be converted into the right to receive $7.75 in cash, the same consideration paid for shares in the tender offer. Since the Company did not acquire a sufficient number of shares to provide the Executive Committee and its affiliates with ownership of 90% or more of the outstanding shares of the Company, the Executive Committee intends to seek approval of the merger by a vote or consent of the shareholders, pursuant to which the Executive Committee and its affiliates will be able to approve the merger without the affirmative vote or consent of any other shareholder. As previously reported, as a result of the transaction, the Company will delist itself off the NASDAQ National Market and become a private company owned by the members of the Executive Committee and their affiliates.

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                                                               FEBRUARY 28, 2002
                                                                          PAGE 2

      The Preserver Insurance Group consists of Preserver Insurance Company, which writes small commercial and homeowners insurance presently in New Jersey, and Mountain Valley Indemnity Company, which writes small and mid-sized commercial insurance presently in New England and New York. The Preserver Insurance Group is rated B++ (Very Good) by A.M. Best Company. American Colonial Insurance Company plans to commence operations in New York in 2002, writing commercial lines in tandem with Mountain Valley.

      Motor Club of America Insurance Company writes private passenger automobile insurance in New Jersey and is rated B (Fair) by A.M. Best. North East Insurance Company writes private passenger automobile and small commercial lines insurance in the State of Maine and is rated B (Fair) by A.M. Best.

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            THIS NEWS RELEASE IS ALSO AVAILABLE AT WWW.PRESERVER.COM

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